EXHIBIT 12.2

DUKE REALTY CORPORATION
EARNINGS TO DEBT SERVICE CALCULATIONS
(in thousands except ratios)

Nine Months Ended September 30, 2006
Net income from continuing operations, less preferred dividends	$51,679
Minority interest in earnings of common unitholders	5,314
Interest expense (excludes amortization of deferred financing fees)	127,740
Earnings before debt service	$184,733

Interest expense (excludes amortization of deferred financing fees)	$127,740
Recurring principal amortization	7,157
Total debt service	$134,897

Ratio of earnings to debt service	1.37